Exhibit 6

SETTLEMENT AGREEMENT

This Settlement Agreement (the “Agreement”), dated as of December 29, 2017, is entered into by and between Beasley Broadcast Group, Inc. (“Buyer”), Greater Media, Inc. (“Greater Media”) and Peter A Bordes, Jr., as the Stockholders’ Representative.

Reference is made herein to (i) the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of July 19, 2016, by and among Greater Media, Buyer, Beasley Media Group 2, Inc. (“BMG”), and the Stockholders’ Representative, pursuant to which BMG merged with and into Greater Media and (ii) the Investor Rights Agreement (the “Investor Rights Agreement”), dated as of November 1, 2016, by and among the Buyer and each of the Stockholders (as defined therein). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

Each of Buyer, Greater Media and the Stockholders’ Representative, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, hereby agrees as follows:

1. Exhibit A attached hereto reflects all of the final adjustments agreed to by the parties pursuant to Section 1.7 of the Merger Agreement and under the Transition Services Agreement (the “TSA”), dated as of November 1, 2016, by and between Greater Media and BFTW LLC (“BFTW”), as well as the resolution of a tax related question (referred to in paragraph 3 hereof) that prior to the date hereof has been the subject of on-going discussions among the parties (the “Additional Matter”).

2. In full satisfaction of all obligations of the parties under Section 1.7 of the Merger Agreement, the TSA and the Additional Matter:

(a) Concurrently with the execution of this agreement, each of Buyer and the Stockholders’ Representative shall execute joint written instructions to the Escrow Agent, substantially in the form attached as Exhibit B hereto, instructing the Escrow Agent to disburse to Buyer all of the Holdback Amount and any dividends accrued thereon that are held by the Escrow Agent.

(b) As soon as practicable after the date hereof, but in any event prior to January 31, 2018, the Continuing Stockholders shall surrender or cause to be surrendered to Buyer for cancellation an aggregate of 470,480.34 Buyer Common Shares.

(c) As soon as practicable after the date hereof, but in any event prior to January 15, 2018, the Stockholders’ Representative shall cause BFTW to pay to Buyer by wire transfer of immediately available funds to an account designated by Buyer, an amount equal to $14,900.23 as reimbursement for amounts mistakenly paid to BFTW under the TSA, for BFTW’s use of a Ricoh copier/printer through the end of its current lease term on May 18, 2018 and net of the dividend payable in respect of certain shares being held pursuant to the Escrow Agreement.

(d) As soon as practicable after the date hereof, but in any event prior to January 31, 2018, (i) Buyer shall have delivered to the Stockholders’ Representative duly executed counterparts of the amendment to the Investor Rights Agreement substantially in the form attached as Exhibit C hereto (the “Investor Rights Agreement Amendment”) from Buyer and each of the Beasley Family Stockholders (as defined in the Investor Rights Agreement) and (ii) the Stockholders’ Representative shall have delivered to Buyer duly executed counterparts of the Investor Rights Agreement Amendment from each of the Former Greater Media Stockholders (as defined in the Investor Rights Agreement).

3. Buyer shall be entitled to the benefit of tax deductions relating to approximately $1,500,000 of severance benefits paid to certain former employees of Greater Media who were terminated shortly before Closing.

4. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective affiliates and permitted successors and assigns. This agreement constitutes the entire agreement among the parties mentioned in this agreement relating to the subject matter hereof and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties mentioned in this agreement relating to the subject matter hereof.

5. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would permit or require the application of the laws of another jurisdiction.

6. Nothing in this Agreement shall be construed to limit, modify, restrict, expand or alter in any way any rights or obligations of the parties (e.g., rights and obligations related to the indemnification of former officers and directors of Greater Media) under any provision of the Merger Agreement that is, by its express terms, intended to continue following the resolution of the adjustments set forth in Section 1.7 of the Merger Agreement.

7. This Agreement may be executed in two or more counterparts (including via facsimile or scanned pages), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

PETER A. BORDES, JR.		BEASLEY BROADCAST GROUP, INC.
as the Stockholders’ Representative
By:	/s/ Peter A Bordes, Jr.	By:	/s/ B. Caroline Beasley
	Name: Peter A. Bordes, Jr.		Name: B. Caroline Beasley
Title: Chief Executive Officer
GREATER MEDIA, INC.
By:	/s/ B. Caroline Beasley
Name: B. Caroline Beasley
Title: Chief Executive Officer